Modified

                                FORM U-13-60


                                ANNUAL REPORT

                               For the Period

           Beginning January 1, 2002 and Ending December 31, 2002


                                   To The

                   U.S. Securities and Exchange Commission

                                     of

                        Select Energy Services, Inc.

                        A Subsidiary Service Company

                    Date of Incorporation:  June 19, 1990

                       State under which Incorporated:

                      The Commonwealth of Massachusetts

        Location of Principal Executive Offices of Reporting Company

                              24 Prime Parkway
                              Natick, MA 01760

             Report filed pursuant to Order dated July 27, 1990
                           in file number 70-7698

 Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                         Linda A. Jensen, Treasurer
                        Select Energy Services, Inc.
                              24 Prime Parkway
                              Natick, MA 01760

           Name of Principal Holding Company Under Which Reporting
                            Company is Organized:

                             Northeast Utilities




                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS



                                                    Schedule or          Page
Description of Schedules and Accounts               Acct. No.             No.
-------------------------------------               -----------          -----

   Description of system of accounting                                     3

COMPARATIVE BALANCE SHEET                           Schedule I            4-5
-------------------------

   Company property                                 Schedule II            6
   Accumulated provision for depreciation and
      amortization of company property              Schedule III           7
   Accounts receivable and accounts
      receivable from associate companies           Schedule V             8
   Miscellaneous deferred debits                    Schedule IX            9
   Proprietary capital                              Schedule XI           10
   Long-term debt                                   Schedule XII          11
   Current and accrued liabilities                  Schedule XIII         12
   Notes to financial statements                    Schedule XIV         13-15

COMPARATIVE INCOME STATEMENT                        Schedule XV           16
----------------------------

   Analysis of billing - non-associate companies    Account 458           17
   Departmental analysis of salaries                Account 920           18
   Outside services employed                        Account 923          19-20
   Miscellaneous general expenses                   Account 930.2         21
   Rents                                            Account 931           22
   Taxes other than income taxes                    Account 408           23
   Notes to statement of income                     Schedule XVIII        24
     (included above)

ORGANIZATION CHART                                                        25
------------------




               INSTRUCTIONS FOR THE USE OF MODIFIED FORM U-13-60


     1. Number of Copies - Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

     2. Definitions - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

     3. Organization Chart - The company shall submit with each annual report a copy of its current organization chart.



                Annual Report of:  Select Energy Services, Inc.
                 for the Twelve Months Ended December 31, 2002


Description of the system of accounting employed by Select Energy Services,
Inc.:

Select Energy Services, Inc. maintains its accounting books and records on a computer network using a general ledger software package developed by BST Consultants. The chart of accounts is a standard set developed for architectural and engineering firms. SESI's subsidiary, Select Energy Contracting Inc., maintains its records on CF Data System using the standard chart of accounts developed within the general contracting business. Revenues and expenses are recorded on an accrual basis. A more detailed description of SESI's accounting policies can be found in the Notes to the Financial Statements.



                        ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                                    SCHEDULE I - COMPARATIVE BALANCE SHEET

           Give balance sheet of the Company as of December 31 of the current and prior year.

------------------------------------------------------------------------------------------------------------
ACCOUNT                   ASSETS AND OTHER DEBITS                          AS OF DECEMBER 31,
------------------------------------------------------------------------------------------------------------
                                                                          2002            2001
                                                                         (Thousands of Dollars)
        SERVICE COMPANY PROPERTY
        ------------------------
101     Service company property (Schedule II)                      $      33,301   $       32,333
107     Construction work in progress (Schedule II)                         5,462            2,547
                                                                    -------------   --------------
            Total Property                                                 38,763           34,880
                                                                    -------------   --------------
108     Less accumulated provision for depreciation and
        amortization of service company property (Schedule III)            11,747           10,373
                                                                    -------------   --------------
            Net Service Company Property                                   27,016           24,507
                                                                    -------------   --------------
        INVESTMENTS
        -----------
123     Investments in associate companies (Schedule IV)                     -                -
124     Other investments (Schedule IV)                                      -                -
                                                                    -------------   -------------
            Total Investments                                                -                -
                                                                    -------------   -------------

        CURRENT AND ACCRUED ASSETS
        --------------------------
131     Cash                                                               29,159            3,161
134     Special deposits                                                     -                -
135     Working funds                                                        -                   1
136     Temporary cash investments (Schedule IV)                             -                -
141     Notes receivable                                                     -                -
143     Accounts receivable                                                19,715           22,179
144     Accumulated provision of uncollectible accounts                      -                -
146     Accounts receivable from associate companies (Schedule V)            -                  93
152     Fuel stock expenses undistributed (Schedule VI)                      -                -
154     Materials and supplies                                                331              267
163     Stores expense undistributed (Schedule VII)                          -                -
165     Prepayments                                                         1,703              736
174     Miscellaneous current and accrued assets (Schedule VIII)             -                -
                                                                    -------------   --------------
            Total Current and Accrued Assets                               50,908           26,437
                                                                    -------------   --------------
        DEFERRED DEBITS
        ---------------
181     Unamortized debt expense                                             -                -
184     Clearing accounts                                                    -                -
186     Miscellaneous deferred debits (Schedule IX)                        48,212           42,563
188     Research, development, or demonstration
        expenditures (Schedule X)                                            -                -
190     Accumulated deferred income taxes                                     234              162
                                                                    -------------   --------------
            Total Deferred Debits                                          48,446           42,725
                                                                    -------------   --------------
            TOTAL ASSETS AND OTHER DEBITS                           $     126,370   $       93,669
                                                                    =============   ==============



                        ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                                    SCHEDULE I - COMPARATIVE BALANCE SHEET

            Give balance sheet of the Company as of December 31 of the current and prior year.

-------------------------------------------------------------------------------------------------------
ACCOUNT             LIABILITIES AND PROPRIETARY CAPITAL                    AS OF DECEMBER 31,
-------------------------------------------------------------------------------------------------------
                                                                          2002            2001
                                                                         (Thousands of Dollars)
        PROPRIETARY CAPITAL
        -------------------
201     Common stock issued  (Schedule XI)                          $        -      $         -
211     Miscellaneous paid-in-capital (Schedule XI)                        25,097           24,900
215     Appropriated retained earnings (Schedule XI)                         -                -
216     Unappropriated retained earnings (Schedule XI)                      5,934            2,931
                                                                    -------------   --------------
            Total Proprietary Capital                                      31,031           27,831
                                                                    -------------   --------------
        LONG-TERM DEBT
        --------------
223     Advances from associate companies (Schedule XII)                     -                -
224     Other long-term debt (Schedule XII)                                72,638           34,445
225     Unamortized premium on long-term debt                                -                -
226     Unamortized discount on long-term debt-debit                         -                -
                                                                    -------------   --------------
            Total Long-Term Debt                                           72,638           34,445
                                                                    -------------   --------------

        CURRENT AND ACCRUED LIABILITIES
        -------------------------------
231     Notes payable                                                        -                -
232     Accounts payable                                                    5,835            7,253
233     Notes payable to associate companies (Schedule XIII)                6,450           14,500
234     Accounts payable to associate companies (Schedule XIII)               752              131
236     Taxes accrued                                                         513              396
237     Interest accrued                                                      719              744
238     Dividends declared                                                   -                -
241     Tax collections payable                                                85              280
242     Miscellaneous current and accrued
        liabilities (Schedule XIII)                                         7,118            7,647
                                                                    -------------   --------------
            Total Current and Accrued Liabilities                          21,472           30,951
                                                                    -------------   --------------
        DEFERRED CREDITS
        ----------------
253     Other deferred credits                                               -                -
255     Accumulated deferred investment tax credits                          -                -
                                                                    -------------   --------------
            Total Deferred Credits                                           -                -
                                                                    -------------   --------------
283     ACCUMULATED DEFERRED INCOME TAXES                                   1,229              442
        ---------------------------------                           -------------   --------------

            TOTAL LIABILITIES AND PROPRIETARY CAPITAL               $     126,370   $       93,669
                                                                    =============   ==============



                        ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                                    For the Year Ended December 31, 2002

                                   SCHEDULE II - SERVICE COMPANY PROPERTY

-----------------------------------------------------------------------------------------------------------------------
                                             BALANCE AT                      RETIREMENTS                   BALANCE
                                             BEGINNING                           OR            OTHER       AT CLOSE
      DESCRIPTION                            OF YEAR         ADDITIONS          SALES        CHANGES(1)    OF YEAR
-----------------------------------------------------------------------------------------------------------------------
                                                                       (Thousands of Dollars)
SERVICE COMPANY PROPERTY
------------------------

Account
-------

301   ORGANIZATION   (1)                      $21,884        $ -              $  -            $ (9)        $21,875

303   MISCELLANEOUS INTANGIBLE PLANT             -             -                 -               -            -

304   LAND AND LAND RIGHTS                       -             -                 -               -            -

305   STRUCTURES AND IMPROVEMENTS                -             -                 -               -            -

306   LEASEHOLD IMPROVEMENTS                      275           351            (385)             -             241

307   EQUIPMENT (2)                              -             -                 -               -            -

308   OFFICE FURNITURE AND EQUIPMENT            4,661           762            (194)             -           5,229

309   AUTOMOBILES, OTHER VEHICLES
      AND RELATED GARAGE EQUIPMENT              2,679           480            (161)             -           2,998

310   AIRCRAFT AND AIRPORT EQUIPMENT             -             -                 -               -            -

311   OTHER SERVICE COMPANY
      PROPERTY (3)                              2,834           126              -              (2)          2,958
                                              -------        ------           ------          -----        -------
           SUB-TOTAL                           32,333         1,719            (740)           (11)         33,301
                                              -------        ------           ------          -----        -------

107   CONSTRUCTION WORK IN
      PROGRESS (4)                              2,547         2,915              -              -            5,462
                                              -------        ------           ------          ------       -------
           TOTAL                              $34,880        $4,634           $(740)          $ (11)       $38,763
                                              =======        ======           ======          ======       =======

-----------------------------------------------------------------------------------------------------------------------

(1)   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

(2) SUB-ACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE COMPANY SHALL PROVIDE A LISTING BY SUB-ACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR.

      Not applicable

(3)   DESCRIBE OTHER COMPANY PROPERTY:

      ENCORE Inservice Property consists of energy efficient fixtures and metering equipment installed in end-user facilities under a program sponsored by a New England utility company. SESI, Inc. is paid based on the savings generated by the fixtures over a specified period of time. The equipment remains the property of SESI, Inc. until the end of the contract and is amortized over the life of the contract. These contracts were fully amortized during 2002.

(4)   DESCRIBE CONSTRUCTION WORK IN PROGRESS

      Federal Energy Savings Performance Projects at Fort Monroe and NAS Sigonella and Energy Equipment Installation at York County Correctional Facility.



                    ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                                 For the Year Ended December 31, 2002


                                              SCHEDULE III

                               ACCUMULATED PROVISION FOR DEPRECIATION AND
                                AMORTIZATION OF SERVICE COMPANY PROPERTY

-----------------------------------------------------------------------------------------------------------------------
                                                              ADDITIONS                        OTHER
                                             BALANCE AT        CHARGED                         CHANGES       BALANCE
                                             BEGINNING            TO                            ADD/         AT CLOSE
                   DESCRIPTION                OF YEAR        ACCT 403/404      SALES         (DEDUCT)(1)     OF YEAR
-----------------------------------------------------------------------------------------------------------------------
                                                                        (Thousands of Dollars)
ACCOUNT
-------
301    ORGANIZATION                           $ 3,318         $    26          $               $  179         $ 3,523

303    MISCELLANEOUS INTANGIBLE PLANT                                                                            -

304    LAND AND LAND RIGHTS                                                                                      -

305    STRUCTURES AND IMPROVEMENTS                                                                               -

306    LEASEHOLD IMPROVEMENTS                      31              10            (51)              80              70

307    EQUIPMENT                                                                                                 -

308    OFFICE FURNITURE AND FIXTURES            2,865           1,302           (168)            (593)          3,406

309    AUTOMOBILES, OTHER VEHICLES              1,439               1            (70)             543           1,913
       AND RELATED GARAGE EQUIPMENT

310    AIRCRAFT AND AIRPORT EQUIPMENT                                                                            -

311    OTHER SERVICE COMPANY                    2,711             124                                           2,835
       PROPERTY
                                              -------         -------          -------         ------         -------
            TOTAL                             $10,364         $ 1,463          $ (289)         $  209         $11,747
                                              =======         =======          =======         ======         =======

-----------------------------------------------------------------------------------------------------------------------
(1)    PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:



                     ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                                 For the Year Ended December 31, 2002


                                 SCHEDULE V - ACCOUNTS RECEIVABLE AND
                             ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

---------------------------------------------------------------------------------------------------
                                                               BALANCE AT      BALANCE AT
                                                               BEGINNING         CLOSE
              DESCRIPTION                                       OF YEAR         OF YEAR
---------------------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)

ACCOUNT 143 - ACCOUNTS RECEIVABLE FROM CLIENTS                $   22,179       $   19,715
                                                              ----------       ----------
                                  TOTAL                       $   22,179       $   19,715
                                                              ==========       ==========


ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

The Connecticut Light and Power Company                       $       24       $     -
Western Massachusetts Electric Company                                66             -
Select Energy, Inc.                                                  -               -
Yankee Gas Services Company                                            3             -
                                                              ----------       ----------
                                  TOTAL                       $       93       $     -
                                                              ==========       ==========




                 ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES
                               For the Year Ended December 31, 2002

                                          SCHEDULE IX

                                    MISCELLANEOUS DEFERRED DEBITS


INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.

--------------------------------------------------------------------------------------------------
                                                               BALANCE AT      BALANCE AT
                                                               BEGINNING         CLOSE
                              DESCRIPTION                      OF YEAR          OF YEAR
--------------------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Accrued Receivable for energy systems & design
contracts, net                                                $   42,563       $   48,212
                                                              ----------       ----------
                                 TOTAL                        $   42,563       $   48,212
                                                              ==========       ==========



                     ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                                   For the Year Ended December 31, 2002


                                               SCHEDULE XI

                                            PROPRIETARY CAPITAL

-------------------------------------------------------------------------------------------------------------
                                     NUMBER OF      PAR OR STATED                 OUTSTANDING CLOSE OF PERIOD
ACCOUNT                                SHARES          VALUE                      ---------------------------
NUMBER     CLASS OF STOCK            AUTHORIZED      PER SHARE                    NO. OF SHARES  TOTAL AMOUNT
-------------------------------------------------------------------------------------------------------------
201     COMMON STOCK ISSUED              100           $1.00                           100          $100.00
-------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.


-------------------------------------------------------------------------------------------------------------
            DESCRIPTION                                               AMOUNT
-------------------------------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
ACCOUNT 211 - MISCELLANEOUS PAID-IN-CAPITAL                          $25,097

ACCOUNT 212 - CURRENCY TRANSLATION ADJUSTMENT                           -

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                           None
                                                                     -------
                                                            TOTAL    $25,097
                                                                     =======


-------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociated per the General
               Instructions of the Uniform Systems of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

-------------------------------------------------------------------------------------------------------------
                                     BALANCE AT      NET INCOME                                   BALANCE AT
                                     BEGINNING          OR           DIVIDENDS                      CLOSE
            DESCRIPTION               OF YEAR          (LOSS)          PAID         OTHER (1)      OF YEAR
-------------------------------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)
ACCOUNT 216-UNAPPROPRIATED RETAINED
            EARNINGS                   $2,931         $3,003          $  -          $   (0)         $5,934
                                       ------         ------          ------        ------          ------
                             TOTAL     $2,931         $3,003          $  -          $   (0)         $5,934
                                       ======         ======          ======        ======          ======




                     ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                                    For the Year Ended December 31, 2002

                                                SCHEDULE XII

                                               LONG-TERM DEBT


INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account
               224 -- Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.

---------------------------------------------------------------------------------------------------------------------------------
                      TERMS OF OBLIG.                  DATE                            BALANCE AT                        BALANCE
                      CLASS & SERIES                    OF      INTEREST     AMOUNT    BEGINNING             DEDUCTIONS  AT CLOSE
NAME OF CREDITOR      OF OBLIGATION                   MATURITY    RATE     AUTHORIZED   OF YEAR   ADDITIONS     (1)      OF YEAR
---------------------------------------------------------------------------------------------------------------------------------
                                                                                 (Thousands of Dollars)
ACCOUNT 223 - ADVANCES FROM
              ASSOCIATE                                                                             NONE
              COMPANIES:
                                                                             =======    =======    =======   ========   =======


ACCOUNT 224 - OTHER LONG-TERM DEBT

First Union Cap. Mkt  Certificates of Participator     8/15/22    7.625%     $26,477    $25,979    $  -       $ (988)   $24,991
ABB Energy Capital    Project Secured Note              5/1/14    9.240%         987        923       -          (47)       876
ABB Energy Capital    Project Secured Note              1/1/10    8.230%       8,036      7,543                 (791)     6,752
BFL Series 2002A      Project Secured Note           10/1/2021    6.250%      12,631                12,631               12,631
Hannon & Armstrong    Project Secured Note           12/1/2026    7.690%      26,664                24,297               24,297
Hannon & Armstrong    Project Secured Note            7/1/2021    7.370%       3,376                 3,091                3,091
                                                                             -------    -------    -------   --------   -------
    TOTAL OTHER LONG-TERM DEBT                                               $78,171    $34,445    $40,019   $(1,826)   $72,638
                                                                             =======    =======    =======   ========   =======


(1) GIVE AN EXPLANATION OF DEDUCTIONS
Payments made against principal balance



                     ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                                  For the Year Ended December 31, 2002

                            SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company.
               Give description and amount of miscellaneous current and accrued liabilities.  Items less than $10,000 may be grouped, showing the number of items in each group.

---------------------------------------------------------------------------------------------------
                                                              BALANCE AT       BALANCE AT
                                                              BEGINNING           CLOSE
                              DESCRIPTION                      OF YEAR           OF YEAR
---------------------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES             $14,500           $ 6,450
                                                               -------           -------
                                                               $14,500           $ 6,450
                                                               =======           =======

---------------------------------------------------------------------------------------------------
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

Northeast Utilities Service Company                            $   131           $   482
Northeast Generation Services                                     -                  270
                                                               -------           -------
                                                               $   131           $   752
                                                               =======           =======

---------------------------------------------------------------------------------------------------
ACCOUNT 241 - TAX COLLECTIONS PAYABLE                          $   280           $    85
                                                               -------           -------
                                                               $   280           $    85
                                                               =======           =======
---------------------------------------------------------------------------------------------------
ACCOUNT 242 - MISCELLANEOUS CURRENT AND
              ACCRUED LIABILITIES

Accrued Audit Fee                                              $    57           $   151
Accrued Legal                                                       12                16
Accrued Incentive Expense                                          795               706
Accrued Accounts Payable                                         1,537               726
Accrued Warranty Maintenance                                       143               481
Reserve for energy savings guarantee                               897               883
Deferred Compensation                                              909               267
Deferred Revenue:ESPC Projects                                   1,036             1,800
Notes Payable-Other                                              1,103               988
Accrued Financing Costs                                           -                  136
Vehicle Loans                                                      259               119
Accrued  Interest                                                  163               108
Accrued Termination Fees                                           450               300
Accrued Payroll                                                    256               402
Miscellaneous (5 Items)                                             30                35
                                                               -------           -------
                                                               $ 7,647           $ 7,118
                                                               =======           =======


                 ANNUAL REPORT OF SELECT ENERGY SERVICES, INC.
                               AND SUBSIDIARIES

                 For the Twelve Months Ended December 31, 2002

                                 SCHEDULE XIV

                         NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

(1)  Summary of Significant Accounting Policies
     ------------------------------------------
     (a) General
         -------
     Select Energy Services, Inc. (the "Company or SESI"), formerly HEC, a wholly-owned subsidiary of NU Enterprises, Inc. ("NUEI"), provides design and energy services for engineering and installation of energy efficient equipment. The consolidated statements of the Company include the accounts of wholly-owned subsidiaries Select Energy Contracting
     Inc., HEC/Tobyhanna Energy Project LLC, HEC/CJTS Energy Center, LLC and Reed's Ferry Supply Co., Inc. Significant intercompany transactions have been eliminated in consolidation.

     (b) Revenue Recognition
         -------------------
     Revenues include amounts earned under contracts for the design and installation of energy systems and the realization of energy savings. Certain revenues are recognized by the percentage-of-completion method as work progresses for contracts in process. Other revenues are recognized as savings are realized by customers. Losses on contracts are fully recognized in the period they become probable and estimable.

     (c)  Depreciation
          ------------
     Depreciation and amortization are provided using straight-line methods over the estimated useful lives of the assets.

(2)  Short-Term Debt
     ---------------
     The Company is a participant in the Northeast Utilities system Money Pool (Pool). As a limited participant, SESI is limited to borrowing funds provided by NU parent. The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings. Northeast Utilities Service Company (a wholly-owned subsidiary of NU) administers the Pool as agent for the member companies. Borrowing based on loans from NU parent bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 2002 and 2001, SESI had approximately $6,450,000 and $14,500,000 in borrowings at 1.24 and 1.52 percent, respectively, from the Pool.

(3)  Long-Term Debt
     --------------
     In connection with several energy savings performance contracts, SESI sold $26,477,000 and $12,631,000 of Certificates of Participation in the cash flow from the contracts. The Certificates bear a fixed rate of interest of 7.625% and 6.25%, respectively, and are to be repaid over a 20-22 year period. ABB Energy Capital Partners purchased the cash flow from two other federal energy savings contracts for $987,000, and $8,036,076. The debt is to be paid back over 14.5 and 9.5 years,
     respectively, with interest rates of 9.24% and 8.23%.   Hannon & Armstrong
     purchased the cash flow from two other federal energy savings contracts for $26,664,050 and $3,376,160. The debt is to be paid back over 22.5 and 17 years, respectively, with interest rates of 7.7% and 7.4%.

(4)  Defined Contribution Plan
     -------------------------
     The Company, with the exception of Select Energy Contracting, Inc. (SECI) New Hampshire division employees, participates in NU's 401(k) plan which covers substantially all employees. Eligible employees may contribute up to 25% of their compensation to the plan, and the Company will contribute up to 3% of each employee's compensation. Employees become vested in company contributions after six months of employment. Select Energy Contracting, Inc. New Hampshire division participates in its own 401(k) plan which covers substantially all employees. Eligible employees may contribute up to 25% of their compensation to the plan, and SECI contributes up to 4% of each employee's compensation. Employees become vested in contributions by specified percentages over a seven year period.

(5)  Leases
     ------
     The Company has certain operating leases for offices and equipment expiring at various dates through 2007. During 2002 and 2001, SESI charged approximately $1,214,000 and $1,236,000, respectively, in operating lease rental payments to operating expense. Future minimum rentals payable for operating leases are as follows:

                    2003           $1,021,113
                    2004           $  751,986
                    2005           $  476,701
                    2006           $  481,760
                    2007           $  317,352




               ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                             FOR THE YEAR ENDED DECEMBER 31, 2002

                                           SCHEDULE XV

                                 COMPARATIVE INCOME STATEMENT

---------------------------------------------------------------------------------------
ACCOUNT    DESCRIPTION                                       2002            2001
---------------------------------------------------------------------------------------
                                                            (Thousands of Dollars)
       INCOME
       -----
457    Services rendered to associate companies           $  1,849        $    188
458    Services rendered to nonassociate companies          97,187         101,350
421    Miscellaneous income or loss                            372             446
                                                          ---------       --------
                                     Total Income         $ 99,408        $101,984
                                                          ========        ========

       EXPENSE
       -------
904    Reserve for uncollectible accounts                 $    354        $     56
920    Salaries and wages                                   21,590          23,531
921    Office supplies and expenses                         28,720          39,935
922    Administrative expense transferred-credit              -               -
923    Outside services employed                            36,673          28,043
924    Property insurance                                      294             295
925    Injuries and damages                                    331             252
926    Employee pensions and benefits                        2,992             598
928    Regulatory commission expense                          -               -
930.1  General advertising expenses                            121              97
930.2  Miscellaneous general expenses                          514             404
931    Rents                                                 1,213           1,236
935    Maintenance of structures and equipment                 492             475
403    Depreciation and amortization expense                 1,437           1,415
404    Amortization - organization costs                        26             919
408    Taxes other than income taxes                           795             947
409    Income taxes                                          1,138           2,085
411    Provision for deferred income taxes                     701            (348)
419.04 Interest income                                      (4,737)         (4,309)
421.1  Gain on disposition of property                        -                 (2)
421.2  Loss on disposition of property                          51              30
427    Interest on long-term debt                             -               -
428    Amortize debt expenses                                 -               -
430    Interest on debt to associate companies                 269             460
431    Other interest expense                                3,431           3,476
                                                          --------        --------
                                     Total Expense          96,405          99,595
                                                          --------        --------
                         Net Income                       $  3,003        $  2,389
                                                          ========        ========



        ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                      For the Year Ended December 31, 2002

                              ANALYSIS OF BILLING

                             NONASSOCIATE COMPANIES
                                  ACCOUNT 458

-----------------------------------------------------------------------------
                                                   EXCESS         TOTAL
                                      TOTAL          OR           AMOUNT
DESCRIPTION                           COST       DEFICIENCY       BILLED
------------------------------------------------------------------------------
                                           (Thousands of Dollars)

                                                  458-4
                                   ---------    ---------       ----------

Energy Management Services         $   -        $    -          $   29,611
Demand Side Management Services                                         59
Consulting Services                                                  9,836
Mechanical Contracting                                              57,681
                                   ---------    ----------      ----------
                                   $   -        $    -          $   97,187
                                   =========    ==========      ==========

INSTRUCTIONS:  Provide a brief description of the services rendered to each nonassociate company:

Energy Management Services:
Engineering and installation of energy conservation measures.

Demand Side Management Services:
Engineering and consulting services in the design, implementation, and evaluation of demand side management programs.

Consulting Services:
Other Engineering and design services.

Mechanical Contracting:
Installation of Plumbing, HVAC equipment, controls and the servicing of HVAC equipment.



           ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                         For the Year Ended December 31, 2002

                           DEPARTMENTAL ANALYSIS OF SALARIES
                           ---------------------------------

NAME OF DEPARTMENT                                                NUMBER OF
OR SERVICE FUNCTION                 SALARY EXPENSE                PERSONNEL
-------------------------------------------------------------------------------
                                (Thousands of Dollars)

ADMINISTRATION                         $ 3,519                        64

ENGINEERING                              3,601                        64

FIELD                                   11,311                       292

MARKETING                                3,159                        21
                                       -------                      ----
TOTAL                                  $21,590                       441
                                       =======                      ====



                 ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                             For Twelve Months Ended December 31, 2002

                                      OUTSIDE SERVICES EMPLOYED
                                             ACCOUNT 923

        FROM WHO               "A"-ASSOCIATE                        DESCRIPTION
        PURCHASED             "NA"-NONASSOCIATE       AMOUNT        OF SERVICES
-----------------------------------------------------------------------------------------
                                               (Thousands of Dollars)
SUBCONTRACTOR SERVICES
----------------------
ABB Solutions Spa                  NA                $   567        Mechanical Contractor
Abington Group                     NA                    648        Mechanical Contractor
Affiliated Building Services       NA                    364        Mechanical Contractor
Applied Energy Management          NA                  1,341        Mechanical Contractor
Automated Building Services        NA                    527        HVAC Contractor
Birkel Downes                      NA                    237        Mechanical Contractor
Booz Allen Hamilton                NA                    327        Mechanical Contractor
Combined Energies                  NA                    872        Mechanical Contractor
Conservation Solutions Group       NA                  1,365        Mechanical Contractor
Danair                             NA                    358        Mechanical Contractor
Emcor Service                      NA                    383        Mechanical Contractor
GEM Plumbing                       NA                    375        HVAC Contractor
Granger Northern                   NA                  1,553        Mechanical Contractor
H2O Applied Technologies           NA                    227        Mechanical Contractor
Harry Grodsky                      NA                  4,490        Mechanical Contractor
Johnson Howard                     NA                    722        Mechanical Contractor
KMK Insulation                     NA                    680        HVAC Contractor
Lewis Air Conditioning             NA                    818        Mechanical Contractor
Lewis Hoffman                      NA                    399        Mechanical Contractor
Mechanical Plumbing                NA                    537        HVAC Contractor
Northeast Generation                A                    965        Mechanical Contractor
PBM-Limbach Group                  NA                    534        Mechanical Contractor
Plant Systems                      NA                    255        Mechanical Contractor
Practical Energy Solutions         NA                    250        Mechanical Contractor
Robertson Air Tech International   NA                    499        Mechanical Contractor
Select Energy Contracting           A                  2,711        Mechanical Contractor
SEMAC Electrical                   NA                    356        HVAC Contractor
Siemens Building                   NA                    415        Mechanical Contractor
Walker Crane                       NA                    212        HVAC Contractor
York International                 NA                    214        Mechanical Contractor
135 Vendors                                            1,698
                                                     -------
SUBTOTAL SUBCONTRACTORS                              $24,899
                                                     -------

SUBCONTRACTOR SUPPLIERS
-----------------------
Andover Controls Corp              NA                $   760        HVAC Supplier
Carrier Northeast                  NA                    345        HVAC Supplier
Control Technologies               NA                    292        Plumbing Supplier
Cunningham Supply                  NA                    260        HVAC Supplier
Electric Wholesalers               NA                    286        HVAC Supplier
Engineered Systems                 NA                    489        Plumbing Supplier
Ferguson Enterprises               NA                    437        Plumbing Supplier
FW Webb                            NA                  1,192        Plumbing Supplier
Governair                          NA                    431        HVAC Supplier
Haley's Metal Shop                 NA                    935        Plumbing Supplier
Hamilton Sheet Metal               NA                    426        Plumbing Supplier
Independent Pipe & Supply          NA                    412        Plumbing Supplier
Kele Associates                    NA                    215        HVAC Supplier
New Haven Windustrial              NA                    399        HVAC Supplier
Norris & Ferris                    NA                    288        HVAC Supplier
Thompson-Durkee Co.                NA                    722        Plumbing Supplier
Tobey Sheet Metal                  NA                    378        Plumbing Supplier
Trane Co                           NA                  1,720        HVAC Supplier
Tri Star Sheet Metal               NA                    486        Plumbing Supplier
York International                 NA                    238        HVAC Supplier
                                                     -------
SUBTOTAL SUBCONTRACTOR SUPPLIERS                     $10,711
                                                     -------



          ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                    For Twelve Months Ended December 31, 2002

                             OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923


   FROM WHO                   "A"-ASSOCIATE                        DESCRIPTION
   PURCHASED                 "NA"-NONASSOCIATE        AMOUNT       OF SERVICES
-------------------------------------------------------------------------------
                                             (Thousands of Dollars)

CONSULTING SERVICES
-------------------
Northeast Generation Services          A            $   260
Twenty-Six Vendors                    NA                243
                                                    -------
SUBTOTAL CONSULTING SERVICES                        $   503
                                                    -------

LEGAL SERVICES
--------------
O'Connor, Wright Wyman, Inc.          NA            $    55
Five Vendors                          NA                124
                                                    -------
SUBTOTAL LEGAL SERVICES                             $   179
                                                    -------

AUDITING SERVICES
-----------------
Arthur Andersen                       NA            $    81
Deloitte & Touche                     NA                 11
                                                    -------
SUBTOTAL AUDITING SERVICES                          $    92
                                                    -------

OTHER PROFESSIONAL SERVICES
---------------------------
Four Vendors                          NA                289
                                                    -------
TOTAL OUTSIDE SERVICES EMPLOYED                     $36,673
                                                    =======


        ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                      For the Year Ended December 31, 2002

                         MISCELLANEOUS GENERAL EXPENSES
                                ACCOUNT 930.2

INSTRUCTIONS:  Provide a listing of the amount included in Account 930,
               "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441(b)(2)) shall be separately classified.

-------------------------------------------------------------------------------
DESCRIPTION                                                     AMOUNT
-------------------------------------------------------------------------------
                                                        (Thousands of Dollars)

Utilities                                                        $120
Miscellaneous                                                     153
Recruiting                                                        241
                                                                 ----
                           TOTAL                                 $514
                                                                 ====



          ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                         For the Year Ended December 31, 2002

                                        RENTS
                                     ACCOUNT 931


INSTRUCTIONS:  Provide a listing of the amount included in "Rents,"
               classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

-------------------------------------------------------------------------------
                 TYPE OF PROPERTY                                AMOUNT
-------------------------------------------------------------------------------
                                                         (Thousands of Dollars)

Office space                                                     $1,142
Equipment rental                                                     71
                                                                 ------
                                                  TOTAL          $1,213
                                                                 ======




          ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                       For the Year Ended December 31, 2002


                          TAXES OTHER THAN INCOME TAXES
                                    ACCOUNT 408


INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than
               Income Taxes."  Separate the analysis into two groups:
               (1) Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

-------------------------------------------------------------------------------
               KIND OF TAX                                       AMOUNT
--------------------------------------------------------------------------------
                                                         (Thousands of Dollars)

(1) Other Than U.S. Government Taxes:

    City & County Taxes                                           $ 12
    State Franchise Taxes                                            6
    State Unemployment Taxes                                        50
                                                                  ----
               Sub-Total                                          $ 68
                                                                  ----



(2) U.S. Government Taxes:

    Employer's FICA Taxes                                         $698
    Federal Unemployment Taxes                                      29
                                                                  ----
               Sub-Total                                           727
                                                                  ----
                                              TOTAL               $795
                                                                  ====


               ANNUAL REPORT OF SELECT ENERGY SERVICES, INC.

              For the Twelve Months Ended December 31, 2002

                             SCHEDULE  XVIII

                      NOTES TO STATEMENT OF INCOME


INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See Notes to Financial Statements on pages 13 through 15.



SELECT ENERGY SERVICES, INC.

James Redden, PE
President

- Al Barone
  Vice President:  SECI - CT

- Dennis Morrisette
  President:  SECI - NH

- Linda Jensen
  Vice President, Finance

- Michael Cassella
  Director

- Anthony Colonnese, EIT
  Director of Engineering Services

- Britta MacIntosh, PE
  Director of Business Development

- Alan Giantomaso, PE
  Director of Operations



                ANNUAL REPORT OF:  SELECT ENERGY SERVICES, INC.

                               SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and in accordance with release numbers 22719, and order numbers File No. 70-7698, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                  Select Energy Services, Inc. and Subsidiaries
                  ---------------------------------------------
                           (Name of Reporting Company)



             By:  /s/ Linda A. Jensen
                  --------------------------------------------
                         (Signature of Signing Officer)





                  Linda A. Jensen, Vice President -
                  Finance, Treasurer and Clerk
                  -------------------------------------------
                  (Printed Name and Title of Signing Officer)



Date:  April 28, 2003
       --------------